UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2012
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 13, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Date: August 13, 2012

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated August 13, 2012

Exhibit 1

Joseph Ackerman, Elbit Systems' President and CEO,
Announces His Intention to Retire at the End of March 2013

Bezhalel (Butzi) Machlis named as his successor

Haifa, Israel, August 13, 2012- Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems" or the "Company"), announced today that the Company's Board of Directors accepted the request of Joseph Ackerman, the Company's President and CEO, to retire from his position in the coming months  and the Board confirmed the appointment of Bezhalel (Butzi) Machlis as his successor. The retirement and new appointment will become effective on April 1, 2013, and until that time Ackerman will continue to serve as the Company's President and CEO, leading a gradual succession process. The Company's Board of Directors intends to recommend to the Company's shareholders, that following his retirement as President and CEO, Ackerman be appointed to the Company's Board of Directors as Vice Chairman.

Ackerman (63), began his career at the Company in 1982, and has served in various managerial positions at Elbit Systems, including the last 16 years as the Company's President and CEO. Under his leadership, the Company has become Israel's largest defense company and one of the leaders in the worldwide defense and aerospace industry.

Bezhalel (Butzi) Machlis (49), currently an Executive Vice President of Elbit Systems, joined the Company in 1991. He has served in several managerial positions relating to Elbit Systems' land and C4I  activities, and for the last eight years has led the Elbit Systems Land and C4I Division as its General Manager. During his tenure, Elbit Systems' land and C4I operations have grown significantly and recorded numerous achievements both in Israel and abroad.

Michael Federmann, Chairman of Elbit Systems' Board of Directors stated: “Over the better part of two decades, during which he has led the Company as its President and CEO, Joseph (Yossi) Ackerman has made an extraordinary contribution to the Company’s success.  Under his leadership, the Company has increased its revenues tenfold and has grown from a primarily local company to a globally recognized leader in the defense market.  This has been accomplished in no small part because of Yossi's strategic vision, leadership qualities and business savvy.  Time and again he has guided the Company into successful new areas in a very complex business environment. On behalf of the Board and the entire Company, I would like to express our deep appreciation for Yossi's remarkable contribution. It is the Board’s intention to recommend to our shareholders that following completion of his duties as President, Yossi will be elected as Vice Chairman of the Board, and therefore the Company will continue to benefit from his experience and wisdom in the years to come."

Federmann added. "I am also very pleased that the Board has approved the appointment of Bezhalel (Butzi) Machlis to be Yossi's successor as the next President and CEO of Elbit Systems.  Butzi is an internationally respected leader  with more than two decades of management experience at Elbit Systems. I am confident that Butzi will be successful in continuing Yossi Ackerman's legacy and in leading the Company to new achievements.”

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.